GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street

Vancouver, British Columbia  V6B 1N2

INFORMATION CIRCULAR

(as at April 26, 2016)

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of GOLDEN GOLIATH RESOURCES LTD. (the “Company”) for use at the Annual General Meeting of shareholders of the Company (the “Meeting”) to be held in the Boardroom at Suite 711, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Tuesday, May 31, 2016 at 2:00 p.m. (Pacific Standard Time) for the purposes set forth in the Notice of Annual General and Special Meeting of Shareholders (the “Notice”) accompanying this Circular.

The solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally by directors, officers and regular employees of the Company.  The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the “Proxy”) are officers of the Company.  A registered shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named as the proxy of the shareholder and may exercise this right either by inserting that person’s name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy.  To be effective, Proxies must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder’s attorney duly authorized in writing, at the registered office of the Company, #711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING AND DISCRETION OF PROXIES

The common shares of the Company represented by the Proxies solicited by management of the Company pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein.  If no directions are given, the common shares will be voted FOR the election of management’s nominees as directors of the Company, and FOR the appointment of management’s nominee as auditors of the Company and authorizing the directors to fix their remuneration.  The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a “VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder.  VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his or her nominee the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES

The record date for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as April 26, 2016.  The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than as follows:

Name of Shareholder	Number of Shares	Percentage of Issued & Outstanding
CDS & Co.(1)	101,416,675	95.0%
Concept Capital Management Ltd.(1)	14,444,444	13.5%
(1) Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares of management registered in brokerage houses.

The above information was supplied by Management and by the Registrar and Transfer Agent for the Company.

Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As at the date of this Circular, 106,660,889 common shares are issued and outstanding.

Each common share of the Company carries the right to one vote, and all common shares may be voted at the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the five (5) nominees listed herein.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Name, Country of Residence and Present Position with Company (1)	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years	Period From Which Nominee Has Been Director	Number of Common Shares Beneficially Owned (2)
J. PAUL SORBARA British Columbia, Canada President, CEO & Director	Geologist; President and Director of Minera Delta S.A. de C.V. since 1992 and President and Director of Sorbara Geological Consulting Limited since August 1986	1997	929,970(4)
STEPHEN PEARCE (3) British Columbia, Canada CFO, Secretary & Director	Self employed Solicitor and Consultant for various public companies.	2006	80,000
DANIEL NOFRIETTA FERNANDEZ Chihuahua, Mexico Director	Geologist and President and Director of Exploration of Minera Delta S.A.de C.V. since July 1992	1997	1,067,000
EDWARD SORBARA(3) Ontario, Canada Director	Principal, the Sorbara Group and President and Director of Sorbara Services Limited, a real estate development and investment group since 1967	1997	361,625
FRANK HOGEL Baden Württemberg, Germany Director	Mr. Högel currently serves as President and Chief Executive Officer of Peter Beck Performance Fonds and Peter Beck and Partner Asset Management Company Limited and has been in such positions since 2002.	2014	Nil
Notes:
(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Member of the audit committee.
(4)	These shares are registered in the name of Sorbara Geological, a private company owned by Paul Sorbara, President of the Corporation.

The Company does not have an Executive Committee of its Board of Directors.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, no proposed director:

(a)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

as subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Stephen Pearce was a director of Fall River Resources Ltd. (now Rampart Energy Limited. “Rampart”) when it received a cease trade order from the British Columbia Securities Commission (“BCSC”) on June 12, 2007 for failure to file the required financial information. The order was revoked on July 25, 2007. Subsequently, cease trade orders were issued by the BCSC and the Alberta Securities Commission against Rampart on March 11, 2008 and June 11, 2008, respectively, both of which remain in effect.  Rampart voluntarily delisted from the TSX Venture Exchange on September 20, 2007 and is currently listed on the Australian Stock Exchange.

APPOINTMENT OF AUDITOR AND REMUNERATION OF AUDITOR

Management of the Company proposes to nominate Morgan LLP, Chartered Accountants, Vancouver, British Columbia as auditor of the Company to hold office until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Company does not have a formal Compensation Committee.  The Company’s Board informally discusses and approves the compensation to the named executive officers (“NEOs”), ensuring that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

The Company does not generate operating cash flows and relies on equity financings to fund its exploration and corporate activities.  Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced executive officers, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.

Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.

Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term, and to align the interests of executive officers with the interest of the Company’s shareholders. This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced executive officers; to align the interests of executive officers with shareholders’ interests and with the execution of the Company business strategy; and, to tie compensation directly to measurements and rewards based on achieving and exceeding performance expectations.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation. The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified below under “Statement of Corporate Governance”.

The purpose of this process is to:

•

understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•

establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Executive Compensation

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the financial year ended August 31, 2013, the three basic components of executive officer compensation were:

•

base salary;

•

annual incentives (cash bonus); and

•

option based awards (long term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance expectations; (ii) market performance of the Company’s common shares; and, (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.  No specific formulae have been developed to assign a specific weighting to each of these components.

Option based awards (long term Compensation)

The Company believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its executive officers and employees to become shareholders of the Company is, in the committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s stock option plan (“Stock Option Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

The Company considers stock option grants when reviewing executive officer compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year, are disclosed below under the heading, “Executive Compensation - Summary Compensation Table”.

Option-Based Awards

The Company’s Stock Option Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of these individuals.  It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Company determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price, the term, up to a maximum of 10 years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Details of the Company’s Stock Option Plan are provided below under “PARTICULARS OF MATTERS TO BE ACTED UPON.”

Summary Compensation Table

As at August 31, 2015, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

The compensation for the Named Executive Officer for the Company’s three most recently completed financial years is as set out below:

					Non-Equity incentive plan compensation			All other Comp'n ($)	Total compensation ($)
Name and Principal Position	Year Ended Aug. 31	Salary ($)	Share-based awards ($)	Option-based awards #	Annual incentive plans ($)	Long term incentive plans ($)	Pension Value ($)
J. Paul Sorbara, CEO	2015 2014 2013	120,000(1) 120,000(1) 120,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$120,000 $120,000 $120,000
Stephen Pearce, CFO	2015 2014 2013	24,000 47,500 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$24,000 $47,500 $60,000
Notes:
(1)	Paid to a private company controlled by Mr. Sorbara.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

Stock Options

The Company has a formal Stock Option Plan, previously approved by the shareholders of the Company.  During the fiscal year ended August 31, 2015, no stock options were granted to the Named Executive Officers.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company at the end of the most recently completed financial year:

NEO Name	Securities Underlying Unexercised Options (#)	Option Exercise Price	Expiration Date	Value of Unexercised In-the-money Option(1)
J. Paul Sorbara (President & CEO)	Nil	N/A	N/A	N/A
Stephen Pearce (CFO)	Nil	N/A	N/A	N/A
(1)	Value using the closing price of common shares of the Company on the TSX Venture Exchange on August 31, 2015 of $0.01, less the exercise price of the stock options;

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended August 31, 2015.

Director Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Paul Sorbara	Nil	Nil
Stephen Pearce	Nil	Nil

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or executive officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

Except as disclosed herein and under Management Contracts below, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

Option-based Awards to Directors

Incentive stock options (option-based awards) were issued in the year ending August 31, 2014 to the directors of the Company.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants, other than as described below and as disclosed under “Summary Compensation Table”.

Compensation payable to J. Paul Sorbara and Stephen Pearce for the year ending August 31, 2013 is set out above under the heading “Executive Compensation”.  The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Company in all capacities for services provided to the Company during the financial year ended August 31, 2015:

Name of Director	Directors’ Compensation (Cdn$)	All Other Compensation Paid (Cdn$)	Number of Options Granted During the Year	Exercise Price	Expiry Date
Daniel Nofrietta Fernandez	Nil	$24,000	Nil	N/A	N/A
Edward Sorbara	Nil	$24,000	Nil	N/A	N/A
Frank Hogel	Nil	$24,000	Nil	N/A	N/A

Management Contracts

The Company did not have any management contracts during the year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by the securityholders	Nil(1)	N/A	10,666,088(2)
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	Nil	N/A	10,666,088
(1)	Options outstanding which have been granted pursuant to the Company’s Stock Option Plan.
(2)

The Company has a rolling stock option plan.  The aggregate number of common shares reserved for issuance is a maximum of 10% of the issued and outstanding share capital of the Company at the date of grant.  As at August 31, 20145, 10,666,088 options remained available for issuance.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as disclosed herein, none of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended August 31, 2015.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transactions or any proposed transactions which has materially affected or would materially affect the Company.

AUDIT COMMITTEE

Pursuant to Section 224(l) of the Business Corporations Act (British Columbia), the policies of the TSX Venture Exchange (the “Exchange”) and Multilateral Instrument 52-110 (“MI 52-110”) Audit Committees, the Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.  MI 52-110 requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee reviews the interim financial statements regularly on a quarterly basis and discusses these statements with the Company’s accountant if necessary. In addition, the interim financial statements are approved by way of an Audit Committee resolution.

Audit Committee

A summary of the responsibilities, activities and membership of the audit committee is set out below.

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities.  The Committee reviews the financial reports and other financial information provided by the Company to regulatory authorities and its shareholders and reviews the Company’s systems of internal controls regarding finance and accounting including our auditing, accounting and financial reporting processes.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee is comprised of three directors as determined by the Board of Directors, the majority of whom are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment as a member of the Committee.  At least one member of the Committee should have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee is to meet at least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee is to meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update the Charter annually.

(b)

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.

Provided pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and account principles and practices as suggested by the external auditors and management.

(d)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)

Review certification process.

(i)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)

Review any related-party transaction.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent(1)	Financially Literate(1)
Stephen Pearce	N	Y
Edward Sorbara	Y	Y
Frank Hogel	Y	Y
(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”)

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

Relevant Education and Experience

Each audit committee member has gained financial literacy through their years of business experience, their experience serving as directors of other mineral exploration companies and serving on other audit committees.  In these positions, each member would be responsible for receiving financial information relating to their company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results.  Each member has significant understanding of the mineral exploration business which the Company engages in and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The table below sets out all fees billed by the Company’s external auditor in each of the last two fiscal years.  In the table “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s financial statements for the fiscal year.  “Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax Fees” are fees billed by the Company’s external auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All Other Fees” are fees billed by the external auditor for products and services not included in the foregoing categories:

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
August 31, 2015	$25,000	Nil	Nil	Nil
August 31, 2014	$30,000	Nil	Nil	Nil

Exemption in Section 6.1

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

Board of Directors

The Board currently consists of five (5) directors: J. Paul Sorbara, the Company’s President and Chief Executive Officer, Stephen Pearce, Secretary and Chief Financial Officer, Daniel Nofrietta Fernandez, Edward Sorbara and Frank Hogel.

The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors.  A director is “independent” if the individual has no direct or indirect material relationship with the Company which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board.  Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the Company is considered to have a material relationship with the Company.  Of the current Board, Edward Sorbara and Frank Hogel are all independent.  J. Paul Sorbara, Stephen Pearce and Daniel Nofrietta Fernandez are not independent as they are executive officers of the Company or one of its subsidiaries.

Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers:

Name of Director	Reporting Issuer
J. Paul Sorbara	Vanadiumcorp Resource Inc.
Stephen Pearce

Ashburton Ventures Inc., Centenera Mining Corporation, Flying A Petroleum Ltd., Monster Mining Corp., Neotek Solutions Inc., Sable Resources Ltd., Wildflower Marijuana Inc. and Vanadiumcorp Resource Inc.

Frank Hogel	Canamex Resources Corp., Oremex Silver Inc. and Passport Potash Inc.

Orientation and Continuing Education

The Company does not provide a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with the Company, the current directors and members of management.  Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not, to date, adopted a formal written Code of Business Conduct and Ethics.  The current limited size of the Company’s operations, and the small number of officers and employees, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained.  As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The Board selects new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors, but does not formally assess, the performance of individual Board members or committee members or their contributions.

Compensation Committee

The Board has not, to date, constituted a compensation committee.

Other Board Committees

The Company has one standing committee, the Audit Committee.  Please refer to the “Audit Committee” section.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.  The entire Board is responsible for selecting new directors and assessing current directors.  A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuance of Stock Option Plan

In accordance with the Exchange’s Corporate Finance Policy 4.4 “Incentive Stock Options” (the “Policy”), the directors of the Company have adopted a Stock Option Plan, subject to shareholder and Exchange approval.  The Plan complies with the requirements of the Policy for Tier 2 issuers.  Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan.  A copy of the Plan will be available for review by the shareholders at the Meeting.

Particulars of the Plan

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a)

The purpose of the Plan is to encourage common stock ownership in the Company by directors, officers, employees and consultants of the Company, and to reward those parties for advancing the interests of the Company;

(b)

The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

(c)

The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant;

(d)

The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Company’s shares as set out in the policies of the Exchange;

(e)

The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

(f)

Options may be granted under the Plan exercisable over a period not exceeding five years;

(g)

Options covering not more than 5% of the issued and outstanding shares of the Company may be granted to any one individual in any 12 month period;

(h)

No more than 2% of the issued and outstanding shares of the Company may be granted to any one “consultant” in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Company may be granted to an employee conducting “investor relations activities” (as such terms are defined in Exchange policies);

(i)

Options may only be exercised while the optionee is a director, officer, employee or consultant to the Company, or within a reasonable period of ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

(j)

Notwithstanding item (i), an optionee’s heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

(k)

The options shall not be assignable or transferable by an optionee;

(l)

The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company; and

(m)

The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Company, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Company, approval of the plan by the Company’s shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(a)

the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)

the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c)

the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders’ meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons. As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is not required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The adoption of the Company’s Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the applicable regulatory authorities;

2.

The Company be authorized to grant stock options for up to 10% of the common shares of the Company outstanding from time to time pursuant and subject to the terms and conditions of the Stock Option Plan;

3.

The previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; and that all existing stock options becoming subject to the provisions of the Stock Option Plan upon adoption by the Company;

4.

The Board of Directors be authorized on behalf of the Company to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Company, in order to ensure adoption of the Stock Option Plan;

5.

Notwithstanding that this resolution has been duly passed by the shareholders of the Company, without further resolution of shareholders, approval is hereby given to the Board of Directors of the Company, in their sole discretion, to revoke this resolution at any time and refrain from implementing the Stock Option Plan; and

6.

Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice.  The shares represented by the Proxy solicited hereby will be voted in accordance with the best judgment of the persons voting the Proxy on such other business as may properly be transacted at the Meeting or at any adjournment thereof.  Matters which may properly come before the Meeting shall be any matter not effecting a change to the articles or memorandum of the Company, not effecting a change in control of the Company, or not disposing of all or substantially all of the assets of the Company.

ADDITIONAL INFORMATION

Additional information concerning the Company can be found on SEDAR at www.sedar.com and on the Company’s website at www.goldengoliath.com.

Financial information relating to the Corporation is provided in the Corporation’s audited financial statements and the management discussion and analysis (“MD&A”) for the year ended August 31, 2015.  Shareholders may download the financial statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the financial statements and MD&A by:  (i) mail to 711-675 West Hastings Street, Vancouver, B.C., V6B 1N2; or (ii) fax to 604-559-4443.  Additional financial information concerning the Corporation may be obtained by any shareholder free of charge by contacting the Corporation at 604-629-0131.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING; HOWEVER, SHOULD ANY OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE FORM OF PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY.

DATED at Vancouver, British Columbia this 26th day of April 2016.

BY ORDER OF THE BOARD

“J. Paul Sorbara”	“Stephen Pearce”

J. Paul Sorbara	Stephen Pearce
Chief Executive Officer	Chief Financial Officer